(Exhibit 8)

                                                                  March 18, 2002

Mr. Steven A. Rosso
President & Chief Executive Officer
Pacific State Bancorp
1889 W. March Lane
Stockton, CA  95207

Dear Mr. Rosso:

      As you requested, this letter sets forth our opinion as to certain federal income tax consequences of a proposed reorganization and merger, which is intended to qualify as a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986 (the Code).

      The specific issues addressed in this opinion letter are limited to the federal income tax consequences of the proposed reorganization of Pacific State Bank and certain federal income tax consequences to the parties to the reorganization. Only the federal income tax consequences specifically addressed have been evaluated and consequently no opinion is expressed as to any other federal income tax consequences, including alternative minimum tax. We express no opinion as to the consequences to holders of any stock options of Pacific State Bank with respect to the impact of the merger on those stock options. Our conclusions are based on the assumption that all exchanges are value for value and that the proposed transaction legally qualifies under the relevant state or federal law. No opinion is expressed on any state, local or foreign tax issues with respect to the transaction.

      We have reviewed the signed Plan of Reorganization and Merger Agreement (the "Merger Agreement") by and among Pacific State Bank (the "Bank"), Pacific State Bancorp (the "Holding Company") and PSB Merger Corporation (the "Subsidiary"), a subsidiary of the Holding Company, dated March 12, 2002, together with the Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission. The Merger Agreement provides for the merger of the Subsidiary with and into the Bank, with the Bank surviving. The shareholders of the Bank will receive the stock of the Holding Company in exchange for their Bank shares.

      Our opinion as to the federal income tax consequences of the transaction is based upon our understanding of the facts and management's representations as described within, and a review of the relevant authorities as defined herein. Our opinion applies only to the transaction described in this letter and may not be appropriate if facts and circumstances are different or if the tax law in the area changes.

                            FACTS AND REPRESENTATIONS

      We have relied on certain representations and facts set forth in the Agreement and the Registration Statement. If any representation or fact set forth in the Agreement or Registration Statement is not true and accurate, both on the date of this letter and at the effective date of the reorganization, then we express no opinion. Further, our opinion assumes that the reorganization will occur fully in accordance with the terms and provisions of the Agreement. If it does not, then we express no opinion. In stating this opinion, we have assumed the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, photostatic or facsimile copies.

      The following representations are made by management of the company with respect to the proposed transaction:

      (a) To the extent not inconsistent with the following representations, the Reorganization will be consummated in accordance with the material terms of the Merger Agreement and none of the material terms and conditions therein have been waived or modified and the Holding Company has no plan or intention to waive or modify further any such material condition.

      (b) The fair market value of the Holding Company stock and other consideration received by each Bank shareholder will be approximately equal to the fair market value of the Bank stock surrendered in the exchange.

      (c) In the Reorganization, shares of the Bank representing at least 90% of the outstanding stock of the Bank will be exchanged solely for voting stock of the Holding Company and there is no obligation, plan or intention by the shareholders of Bank to sell, exchange, or otherwise dispose of a number of shares of Holding Company stock received in the transaction that would reduce the Bank shareholders' ownership of Holding Company stock to a number of shares having a value, as of the date of the transaction, of less than fifty percent (50%) of the value of all of the formerly outstanding stock of the Bank as of the same date. For purposes of this representation, shares of Bank stock, if any, which are exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional interests will be treated as outstanding shares of Bank stock on the date of the transaction. Moreover, shares of Bank stock and shares of Holding Company stock held by Bank shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this representation.

      (d) There is no obligation, plan or intention to cause the Bank to issue additional shares of its stock that would result in the Holding Company losing control of the Bank within the meaning of Section 368(c) of the Code.

      (e) There is no obligation, plan or intention to liquidate the Bank; to merge the Bank into another corporation; to cause the Bank to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business; or to sell or otherwise dispose of any of the Bank stock acquired in the transaction.

      (f) The Holding Company, the Bank and the shareholders of the Bank will pay their respective expenses, if any, incurred in connection with the transaction.

      (g) No liabilities of the Bank or the Bank shareholders will be assumed by the Holding Company, nor will any Bank stock be subject to any liabilities.

      (h) The Holding Company does not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any stock of the Bank.

      (i) Following this transaction, the Bank will continue its historic business or use a significant portion of its historic business assets in a business.

      (j) No two parties to the transaction are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

      (k) On the date of the transaction, the fair market value of the assets of the Bank will exceed the sum of its liabilities plus the liabilities, if any, to which the assets are subject and no party to the transaction will be under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

      (l) The management and board of directors of the Bank believe that the formation of a holding company will enhance the ability of the Bank to compete with major banks in their marketing area and will provide a broader range of business alternatives with respect to growth and access to additional capital.

                            DISCUSSION OF AUTHORITIES

      Generally, a statutory merger qualifies as a tax-free reorganization under
Section 368(a)(1)(A) of the Code. Section 368(a)(2)(E) provides that a transaction otherwise qualifying under paragraph (a)(1)(A) shall not be disqualified by reason of the fact that stock of a corporation, which before the merger was in control of the merged corporation, is used in the transaction, if after the transaction, the corporation surviving the merger holds substantially all of its properties and the properties of the merged corporation (other than stock of the controlling corporation distributed in the transaction); and in the transaction, former shareholders of the surviving corporation exchanged, for an amount of voting stock of the controlling corporation, an amount of stock in the surviving corporation which constitutes control of such corporation. Control is defined in Section 368(c) as the ownership of stock possessing at least eighty percent (80%) of the total combined voting power of all classes of stock of the corporation.

      In addition to the statutory requirements for a tax-free reorganization, there are also certain judicial requirements. The requirements of continuity of proprietary interest, continuity of business enterprise and business purpose are embodied in Section 1.368-1(b) of the regulations and have been developed through application by the courts.

      The continuity of interest test will be met in the proposed transaction. There will be a continuing interest through stock ownership in Holding Company on the part of the former shareholders of the Bank since there is no plan or intention on the part of these shareholders to dispose of the Holding Company stock received in the exchange.

      Section 1.368-1(b) of the Regulations provides that the continuity of business enterprise (as described in Section 1.368-1(d) of the regulations) requires that the acquiring corporation either continue the acquired corporation's historic business or use a significant portion of the acquired corporation's assets in a business. The proposed transaction meets the continuity of business enterprise test of section 1.368-1(b) of the Regulations because Bank will continue to be engaged in banking activities after the transaction.

      The proposed transaction will also meet the business purpose test of
Section 1.368-2(g) of the Regulations as it will give the Holding Company and the Bank greater operating flexibility, enhance market receptivity to its common stock and provide the opportunity for further diversification and the facilitation of the expansion of operations into other markets.

                                   CONCLUSION

      Based solely on the facts and representations as set forth above, and the relevant authority, including the Internal Revenue Code, Treasury regulations, Internal Revenue Service rulings, and the case law, it is our opinion that:

      (1) The merger of PSB Merger Corporation into Pacific State Bank and the issuance of Pacific State Bancorp common stock in connection therewith, as described in the Merger Agreement will constitute a tax-free reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E).

      (2) Pursuant to Section 354(a)(1) of the Code, no gain or loss will be recognized by the holders of Bank common stock upon the exchange of such stock for shares of Holding Company common stock in connection with the merger.

      (3) Pursuant to Section 358(a)(1) of the Code, the basis of the common stock of the Holding Company received by the shareholders of the Bank will be the same as the basis of the Bank common stock surrendered in exchange therefor.

      (4) Pursuant to section 1223(1) of the Code, the holding period of the common stock of the Holding Company received by the shareholders of the Bank will include the period during which the stock of the Bank exchanged therefor was held, provided that the stock of the Bank is held as a capital asset in the hands of the shareholders of the Bank on the date of the exchange.

      The foregoing opinions are based on the federal income tax laws of the United States, including the Code, Treasury regulations and judicial and administrative interpretations thereof as they exist on the date of this letter. Please be aware that tax laws, regulations and administrative policies change constantly and that this opinion applies only to the proposed transaction at the date of this letter. Perry-Smith LLP has no obligation to update this opinion should any such changes occur.

      We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to reference to us under the heading "Merger-Certain Federal Income Tax Consequences" in the Prospectus/Proxy Statement, which is part of the Registration Statement. In so consenting, we do not thereby admit that we are within the category of persons whose consent is required under
Section 7 of the Securities Act.

                                                  Very truly yours,


                                                  /s/ Perry-Smith LLP
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                                                  Certified Public Accountants